

Brad Tompkins · 3rd

Furniture For Life

Finance and IT professional. Entrepreneur at heart.

Boulder, Colorado, United States · Contact info

301 connections

Experience

CFO
Furniture For Life
Oct 2014 – Present · 7 yrs 3 mos
Boulder, CO

www.FFLBrands.com Furniture for Life | OHCO Massage | Positive Posture | Varier | Panasonic

www.OHCOMassage.com Massage Redefined

www.PositivePosture.com Maker of True Zero Gravity Recliners / The Most Comfortable Furniture on Earth™

www.PanasonicMassage.com Luxury Massage Chairs ...see more

Board Member
CoPeace
Sep 2018 – Present · 3 yrs 4 mos
Greater Denver Area

Board of Directors
Tecstra Systems
2008 – Present · 13 yrs

Equity & Asset Backed Debt Positions
Small Business Finance
Jan 2007 – Present · 15 yrs

Trading Index ETFs & Options and Stock Index & Energy Futures
Independent Investor
Jan 2006 – Present · 16 yrs

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Education

Carleton College
BA, Economics
1984 – 1988